Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
Danger International, Inc.	Delaware

Danger Ltd.*	United Kingdom

*	Danger International, Inc. is the sole shareholder of Danger Ltd.